Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com
August 9, 2007
Via EDGAR (courtesy copy via email)
Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Great American Financial Resources, Inc.
Schedule 13E-3 filed on June 14, 2007, as amended
File No. 005-42992

Schedule 14A filed June 14, 2007, as amended
File No. 001-11632
Dear Mr. Pressman:
     On behalf of American Financial Group, Inc., Great American Financial Resources, Inc. (“GAFRI”) and GAFRI Acquisition Corp., we are responding to the Staff’s comments contained in the letter dated August 6, 2007 to the above-referenced filings.
Schedule 13E-3
1.	We note your response to prior comment 1. It appears that Messrs. Ambrecht and Martin are affiliates engaged in the transaction. Either provide an expanded analysis supporting your position that they are not filing persons or them filing persons on the Schedule 13E-3.

Messrs. Ambrecht and Martin will be added as filing persons to the next filed amendment to Schedule 13E-3, and all disclosures required regarding Messrs. Ambrecht and Martin will be made in the Schedule 13E-3 and the preliminary proxy statement. We have attached revised draft pages to the preliminary proxy statement where disclosures required of filing persons have been made with respect to Messrs. Ambrecht and Martin.
Schedules 14A
2.	We note your response to prior comment 7. Please file the materials as an exhibit to Schedule 13E-3.

The materials will be filed as an exhibit to the next filed amendment to Schedule 13E-3.
One East Fourth Street w Suite 1400 w Cincinnati, Ohio 45202
TEL (513) 579-6400 w FAX (513) 579-6457 w www.kmklaw.com

Michael Pressman, Esq.
August 9, 2007

Reasons For The Special Committee’s Determination
3.	We note your response to prior comment 10. Please expand your disclosure to discuss each factor set forth in Instruction 2 to Item 1014 in reasonable detail. For instance, we note your cursory reference to net book value. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Refer to the “Q&A in SEC Release No. 34-17719 (April 13, 1981).

The requested disclosure has been added as requested, and revised draft pages to the preliminary proxy statement containing the requested disclosure are attached.

4.	We note your response to prior comment 11. Please revise the discussion of procedural fairness to address Items 1014 (d) of Regulation M-A.

The requested disclosure has been added as requested, and revised draft pages to the preliminary proxy statement containing the requested disclosure are attached.
     After the Staff’s review, GAFRI will promptly file revised a preliminary proxy statement and an amendment to the Schedule 13E-3.
     If you have any questions or comments, please feel free to contact me. I will be out of the office the week of August 13, 2007. In my absence, I would greatly appreciate it if you could copy Mark F. Muething, Executive Vice President and General Counsel of GAFRI, on all correspondence regarding this transaction. His facsimile number is (513) 357-3397.

Sincerely yours,

KEATING MUETHING & KLEKAMP PLL

By:	/s/ Mark A. Weiss

Mark A. Weiss
Attachments

would also result in GAFRI no longer being required to comply separately with the requirements of the Sarbanes-Oxley Act of 2002.

Determination as to Fairness — AFG, GAC and Affiliates

The board of directors of AFG and GAC and Carl H. Lindner, Chairman of the Board of AFG and GAFRI, Carl H. Lindner III, Co-Chief Executive Officer, Co-President and a director of AFG, S. Craig Lindner, Chief Executive Officer and a director of GAFRI and Co-Chief Executive Officer, Co-President and a director of AFG, Kenneth C. Ambrecht, director of both AFG and GAFRI, and William R. Martin, director of both AFG and GAFRI did not independently analyze the merger but relied upon and adopted the conclusions, analyses, determinations and findings of the special committee as set forth below and determined that the merger is both procedurally and substantively fair to the public stockholders of GAFRI, excluding officers, directors and other affiliates of AFG and GAFRI. Carl H. Lindner, S. Craig Lindner, Mr. Ambrecht and Mr. Martin each abstained from voting as members of the Board of Directors of GAFRI on the merger proposal because of their potential conflict of interest arising from their positions with both AFG and GAFRI.

The Special Committee

On February 22, 2007, our Board of Directors authorized the formation of a special committee of independent directors of GAFRI, which we refer to as the special committee, designated Mr. Ronald Joseph as the initial member of the special committee and gave Mr. Joseph the authority to recommend to the Board the appointment of one or more additional persons to serve on the special committee. The special committee was authorized to (i) review and evaluate the terms of the transaction proposed by AFG, (ii) establish such procedures, review such information and engage such financial advisors and legal counsel as it deemed appropriate to assist it in the performance of its duties, (iii) recommend to the Board and the public stockholders of GAFRI to accept the proposed transaction, (iv) recommend to the Board and the public stockholders of GAFRI to reject the proposed transaction, and/or (v) negotiate the terms of a transaction, if any, with AFG.

On March 1, 2007, upon the recommendation of Mr. Joseph, the Board elected Mr. Joseph Tomain, dean emeritus and a professor of law at the University of Cincinnati College of Law, as a member of the Board and appointed Mr. Tomain to serve on the special committee.

Between February 27 and March 1, 2007, the special committee interviewed several law firms to serve as independent legal counsel to the special committee. On March 3, 2007, the special committee engaged Squire, Sanders & Dempsey, L.L.P. (“Squire Sanders”) as its legal counsel to advise it regarding its duties in connection with the proposed transaction. Thereafter on the same day the special committee met with Squire Sanders to discuss the special committee’s responsibilities, business issues which potentially would need to be addressed in connection with the proposed transaction, and the probable timeline for the transaction.

On March 6, 2007, the special committee met with Squire Sanders and continued discussions regarding issues that potentially would need to be addressed in connection with the proposal by AFG. Counsel also advised the special committee on the special committee’s fiduciary and other legal responsibilities. Counsel further advised the special committee on the legal principles applicable to, and the legal consequences of, actions taken by the special committee with respect to any offers to acquire GAFRI, including but not limited to the AFG proposal. At this meeting, the special committee and Squire Sanders also discussed the process to be undertaken in selecting an independent financial advisor, and identified firms that may be suitable to serve as the special committee’s financial advisor. The discussion resulted in the special committee granting a mandate to Squire Sanders to solicit proposals from prospective financial advisors identified on the basis of general criteria set forth by the special committee, with instructions that any response be received on or before March 13, 2007.

The solicitation by Squire Sanders, on behalf of the special committee, resulted in the submission of written preliminary presentations and proposals by thirteen (13) prospective financial advisors. On March 15, 2007, the special committee and its counsel extensively evaluated these materials, and based on its general criteria of potential conflicts, cost and competence, the special committee selected five financial advisors with whom to conduct additional separate meetings. The special committee and its legal counsel also discussed the advisability of adding another independent director to the GAFRI Board of Directors and to the special committee, and the discussion led special committee met on 22 occasions between February 23, 2007 and the date of this proxy statement, in person or by telephone conference, to consider developments relating to the proposed transaction. The special committee is unaware of any development since its May 17, 2007 meeting that would affect its determination, and, accordingly, the special committee reconfirms that, as of the date of this proxy statement, its determination that the proposed transaction, including the merger, the merger agreement and the transactions contemplated thereby, are fair to the public stockholders (other than AFG, GAFRI and their affiliates) and in the best interests of the public stockholders.

Reasons for the Special Committee’s Determination; Fairness of the Merger

In recommending the proposed transaction, the merger and the merger agreement to the Board, the special committee considered the current overall position of GAFRI, including its current financial position, operations, strategic business plan, potential for future viability and growth and current market conditions. This discussion of the information and factors considered by the special committee in reaching its conclusions and recommendation includes all of the material factors considered by the special committee but is not intended to be exhaustive. In view of the wide variety of factors considered by the special committee in evaluating the terms of the merger, the special committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the special committee may have given different weight to different factors. Specifically, the most significant factors that the special committee evaluated in connection with these considerations and believed supported its determination include:

•	The special committee’s belief that it was unlikely another bidder would make a definitive proposal that would result in a transaction providing greater value to the public stockholders than the proposed transaction. This view was reinforced by the lack of any interest in acquiring GAFRI by any person other than AFG. In addition, the special committee believes that the $24.50 per share consideration is the highest price that could be obtained from AFG, and considered the possibility that AFG would withdraw its bid at a price in excess of $24.50 per share. Furthermore, in its proposal letter of February 22, 2007, AFG stated that it was not interested in pursuing a sale of its approximately 81% equity stake in GAFRI.

•	CCW’s opinion delivered to the special committee on May 17, 2007 that the per share merger consideration of $24.50 to be received by the public stockholders (other than AFG, GAFRI and their affiliates) is fair to such holders from a financial point of view. The full text of the written opinion of CCW, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached hereto as Appendix B and is incorporated herein by reference. The special committee took into consideration the analyses and findings of CCW in reaching its determination that the proposed transaction, including the merger, is fair to the public stockholders (other than AFG, GAFRI and their affiliates). GAFRI’s shareholders are urged to and should read CCW’s fairness opinion in its entirety. In reaching its opinion, CCW employed generally accepted valuation methodologies, which are more fully described in “Special Factors — Opinion of the Special Committee’s Financial Advisor.”

•	The special committee’s consideration of the current market prices of GAFRI common stock, and its determination that the per share merger consideration of $24.50 was fair to the public stockholders (other than AFG, GAFRI and their affiliates) from a financial point of view as it represents an approximate 15% premium over the market price of GAFRI common stock on February 15, 2007 (being the last trading day one week prior to the announcement of the proposed transaction), and that to the extent the going concern value of GAFRI is reflected in the public market price of GAFRI common stock, the per share merger consideration to be received by the public stockholders represents a premium to GAFRI’s going concern value.

•	The special committee’s consideration of CCW’s presentation of the historical market prices of GAFRI common stock, and its determination that the per share merger consideration of $24.50 was fair to the public stockholders (other than AFG, GAFRI and their affiliates) from a financial point of view based on the fact that GAFRI common stock had not closed above the $24.50 per share price during the five-year period preceding the announcement of the proposed merger.

•	The special committee’s consideration of CCW’s analyses of the premiums paid in comparable merger transactions, and its determination that the per share merger consideration was fair to the public stockholders of GAFRI stockholders (other than AFG, GAFRI and their affiliates), based on the indication that the premium represented by the consideration offered in the proposed merger was within the range of median premiums paid in the transactions to which CCW compared the merger.

•	The special committee’s consideration of the net book value of GAFRI, and its determination that the per share merger consideration of $24.50 was fair to the public stockholders (other than AFG, GAFRI and their affiliates) from a financial point of view as it represents a premium over the net book value of GAFRI.

•	The special committee’s determination that the value of GAFRI as a going concern will result in a greater value for the public stockholders (other than AFG, GAFRI and their affiliates) that is more certain and more immediate than the value that would otherwise be realized in a liquidation of GAFRI, and the special committee’s understanding that AFG would not consider liquidating GAFRI.

•	The proposed terms and conditions of the merger agreement. In particular, the special committee considered the fact that the merger agreement does not provide for any termination fees and expense reimbursement obligations which would have the effect of unreasonably discouraging competing bids or hurt the financial results of GAFRI if the merger is not completed. The special committee also concluded that provisions of the merger agreement permitting the Board, in the exercise of its fiduciary duties, to withdraw or modify its recommendation to the shareholders regarding the merger, would facilitate any competing bid, if such a bid becomes available prior to the consummation of the merger.

•	The fact that the merger and the merger agreement are the product of arm’s-length negotiations between AFG and the special committee. During the course of these negotiations, the special committee was able to negotiate terms and conditions of the merger agreement that it believes are beneficial to GAFRI and the public stockholders.

•	The fact that GAFRI and AFG reported to the special committee in the course of their due diligence that neither is aware of any firm offer by any unaffiliated person during the past two years for the merger, consideration, sale or change of control of GAFRI.

•	The fact that the per share merger consideration is all cash, which provides certainty of value and complete liquidity to the public stockholders, compared to a transaction in which the public stockholders would receive stock or some other form of consideration.

•	The likelihood of completion of the merger.

•	The ability of the public stockholders who may not support the merger to obtain “fair value” for their shares if they properly perfect and exercise their appraisal rights under Delaware General Corporation Law. The special committee felt that it was important that the Delaware General Corporation Law provides the public stockholders with the opportunity to exercise appraisal rights and to seek a judicial determination of the fair value of their shares if they are dissatisfied with the consideration offered in the merger.

The special committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the merger and to permit the special committee to represent effectively the interests of the public stockholders. The special committee believes that the procedure that was followed in determining the per share merger consideration to be paid to the public stockholders was fair to the public stockholders other than AFG, GAFRI and their affiliates because, among other things:

•	The Board established a special committee comprised of three non-employee directors who are not affiliated with AFG.

•	The Board granted the special committee exclusive authority on behalf of the Board to evaluate, review, reject or accept and negotiate the proposed transaction.

•	The special committee retained and received advice from its own independent legal and financial advisors in evaluating, negotiating and recommending the terms of the proposed transaction, and these advisors reported directly to and took direction solely from the special committee.

•	The special committee, together with its legal and financial advisors, conducted extensive due diligence and negotiations for the benefit of the public stockholders other than AFG, GAFRI and their affiliates.

•	The fact that, under the terms of the merger agreement the Board (acting upon the recommendation of the special committee) or the special committee is not prohibited from withdrawing, modifying or changing its recommendation that the public stockholders other than AFG, GAFRI and their affiliates approve and adopt the merger agreement, the merger and the transactions related thereto if the special committee determines that such withdrawal, modification or change is necessary in order for the special committee or the Board to comply with its fiduciary duties.

•	The merger consideration of $24.50 per share and the other terms and conditions of the proposed transaction was the result of active and lengthy negotiations between the special committee and its legal and financial advisors on the one hand, and AFG on the other hand.

•	The special committee met in excess of 20 times to consider the proposed transaction and the fairness of the proposed transaction to the public stockholders other than AFG, GAFRI and their affiliates.

•	Under Delaware law, the public stockholders have the right to demand appraisal of their shares.

In light of the foregoing procedural safeguards, the special committee determined that the merger is procedurally fair to the public stockholders other than AFG, GAFRI and their affiliates. Accordingly, the special committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the public stockholders (other than AFG, GAFRI and their affiliates) for purposes of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger agreement and the merger.

The special committee also considered certain risks and other potentially negative factors concerning the merger agreement, the merger and the transactions contemplated thereby, but ultimately determined that these factors were outweighed by the factors that supported the special committee’s determination. These potentially negative factors included:

•	The fact that GAFRI will no longer be a public company following completion of the merger, with the resultant effect that the public stockholders will have no further opportunities to participate in any future growth of GAFRI.

•	The possibility that the merger will not be completed, and the risks associated with such an occurrence.

•	The closing of the merger is not conditioned upon the affirmative vote of a majority of the public stockholders, but instead is conditioned upon the affirmative vote of a majority of all stockholders.

•	The fact that, as of the record date, AFG beneficially owned approximately 81% of GAFRI’s outstanding shares and has determined to vote, or cause to be voted, such shares in favor of the merger agreement, which means that the proposed merger does not require the affirmative vote of any public stockholders other than AFG, GAFRI and their affiliates.

•	The possibility of disruption to GAFRI’s operations following the announcement of the merger agreement, and the resulting effect on GAFRI if the merger does not close.

The special committee concluded, however, that the aforementioned risks and potentially negative factors could be managed or mitigated by GAFRI or were unlikely to have a material impact on the merger, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

The special committee views its determination and recommendation that the merger agreement and the merger are fair to, and in the best interests of, the public stockholders as being based upon its judgment, in light of the totality of the information presented and considered, of the overall effect of the merger on the public stockholders compared to any alternative transaction and the likely effect of rejecting the merger. The special committee believes that the procedure that was followed in determining the per share merger consideration to be paid to the public stockholders was fair to the public stockholders. The Board appointed as the only members of the special committee transaction. SDC Platinumtm is a product of Thomson Financial, a company that designs and develops information systems to address specific needs of the capital markets industry. The following table summarizes the results of such calculations:

	Premiums Paid to Share Price 1 Week Prior to Announcement for:
			30 Financial	11 Insurance	7 All-Cash &
		74 All-Cash	Institution	Company	Insurance Company
	All 116 Transactions	Transactions	Transactions	Transactions	Transactions

Median	22.8%	28.6%	12.9%	17.2%	17.4%
75th Percentile	43.3%	48.6%	24.9%	21.2%	29.0%
25th Percentile	11.7%	13.6%	9.1%	11.0%	14.3%

CCW selected ranges based on the median premiums and applied these ranges to the share price of GAFRI’s common stock for the same period to calculate the implied per share equity value ranges of GAFRI as follows:

	GAFRI
	Price(1)	Selected Premium Range	Implied per Share Range

All 116 Transaction	$21.31	17.8% — 27.8%	$25.10 — $27.23
74 All-Cash Transactions	$21.31	23.6% — 33.6%	$26.34 — $28.47
30 Financial Institution Transactions	$21.31	7.9% — 17.9%	$22.99 — $25.12
11 Insurance Company Transactions	$21.31	12.2% — 22.2%	$23.91 — $26.04
7 All-Cash & Insurance Company Transactions	$21.31	12.4% — 22.4%	$23.95 — $26.08

Indicative Reference Range			$24.46 — $26.59

(1)	Represents the closing price of GAFRI common stock one trading week prior to February 22, 2007.

Based on the analysis above, these calculations indicated an overall mean range of implied per share equity values for GAFRI of $24.46 to $26.59. CCW noted that the merger consideration of $24.50 per share was within this range.

The premiums paid analysis utilized by CCW represents a comparative analysis with many factors that may be unique to each transaction and may or may not be applicable to the merger and to GAFRI. CCW believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the premiums paid analysis and, accordingly, also made certain qualitative judgments that would affect the reference ranges of GAFRI.

A copy of the CCW presentation has been attached as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the merger. The CCW presentation will be available for any interested shareholder (or any representatives of the shareholder who have been so designated in writing) to inspect and copy at our principal executive offices during regular business hours.

Certain Effects of the Merger

Conversion of Outstanding GAFRI Common Stock and Treatment of Stock Options

If the merger agreement is approved by GAFRI’s stockholders and the other conditions to the completion of the merger are either satisfied or waived, GAC will be merged with and into GAFRI, with GAFRI continuing as the surviving corporation in the merger. In addition, GAFRI will be a wholly-owned subsidiary of AFG, Carl H. Lindner will continue as Chairman of the Board of AFG, Carl H. Lindner III and S. Craig Lindner will continue as Co-Chief Executive Officers, Co-Presidents and directors of AFG and Kenneth C. Ambrecht and William R. Martin will continue as directors of AFG. Upon the completion of the merger, each issued and outstanding share owned by our public stockholders, (other than shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive the per share merger consideration. GAFRI stockholders will be required to surrender their stock certificates upon the completion of the merger to receive a cash payment equal to the per share merger consideration for each share of GAFRI common stock tendered. After completion of the merger, stockholders will not have the opportunity to liquidate their shares at a time and for a price of their own choosing.

In the merger, vested employee stock options will be extinguished in exchange for a cash payment by GAFRI to each holder of an option of an amount equal to the positive number difference, less applicable taxes, between disclosure documents relating to the transaction including, but not limited to, any definitive merger agreement and the proxy statement to be sent to GAFRI shareholders. Defendants also have agreed not to oppose the application of plaintiffs’ counsel for an award of attorneys fees and expenses in a total amount not to exceed $850,000.00. All parties agree that the settlement is fair and is in the best interests of GAFRI and the public stockholders. The settlement is subject to confirmatory discovery and court approval.

Regulatory Matters

GAFRI and AFG will make the necessary filings with regulatory authorities pursuant to any applicable antitrust laws.

We are not aware of any other regulatory approvals to be obtained, or waiting periods to expire, to complete the merger. If the parties discover that other approvals or waiting periods are necessary, they will seek to obtain or comply with them. Should any such approval or other action be required, it is our present intention to seek such approval or action. There can be no assurance however that any such approval or other action, if needed, would be obtained without substantial effort or that adverse consequences might not result to our business, or that certain parts of our business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken.

Material U.S. Federal Income Tax Consequences

The merger will be a tax free reorganization with respect to AFG, GAFRI and GAC.

The following is a summary of the material U.S. federal income tax consequences of the merger to public stockholders, including Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner, Kenneth C. Ambrecht and William R. Martin. This summary is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code” in this proxy statement, regulations promulgated under the Code, administrative rulings by the Internal Revenue Service and court decisions now in effect. All of these authorities are subject to change, possibly with retroactive effect so as to result in tax consequences different from those described below. This summary does not address all of the U.S. federal income tax consequences that may be applicable to a particular public stockholder. In addition, this summary does not address the U.S. federal income tax consequences of the merger to public stockholders who are subject to special treatment under U.S. federal income tax law, including, for example, banks and other financial institutions, insurance companies, tax-exempt investors, S corporations, holders that are properly classified as “partnerships” under the Code, dealers in securities, holders who hold their common stock as part of a hedge, straddle or conversion transaction, holders whose functional currency is not the U.S. dollar, holders who acquired common stock through the exercise of employee stock options or other compensatory arrangements, holders who are subject to the alternative minimum tax provisions of the Code and holders who do not hold their shares of GAFRI common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary does not address the U.S. federal income tax consequences to any public stockholder who, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and this summary does not address the tax consequences of the merger under state, local or foreign tax laws. This summary does not address any tax consequences under state, local or foreign laws.

The summary that follows neither binds the Internal Revenue Service nor precludes the Internal Revenue Service from adopting a position contrary to that expressed in this proxy statement, and we cannot assure you that such a contrary position could not be asserted successfully by the Internal Revenue Service or adopted by a court if the positions were litigated. GAFRI does not intend to obtain a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the merger. In addition, we do not intend to obtain an opinion from tax counsel with respect to the federal income tax consequences of the merger.

Each public stockholder should consult the holder’s individual tax advisors as to the particular tax consequences of the merger to such holder, including the application and effect of any state, local, foreign or other tax laws and the possible effect of changes to such laws.